Exhibit 21

SUBSIDIARIES OF OSMONICS, INC.

Percentage Ownership
100%	VAPONICS, INC.	A Massachusetts Corp.
100%	PORETICS CORPORATION	A Delaware Corporation
100%	OSMONICS ASIA/PACIFIC LTD.	A Hong Kong Corporation
100%	OSMONICS EUROPA, S.A.	A Switzerland Corp.
100%	OZONE RESEARCH & EQUIPMENT CORP.	An Arizona Corporation
100%	GHIA, INC.	A Nevada Corporation
100%	AUTOTROL CORPORATION	A Wisconsin Corporation
100%	NIPPON OSMONICS LTD.	A Japan Corporation
100%	AUTOTROL S.A.	A France Corporation
100%	OSMONICS INTL SALES CORP.	A Virgin Islands Corp.
100%	MICROL SYSTEMS, LTD.	An England Corporation
100%	DESALINATION SYSTEMS, INC.	A California Corp.
50%	NIPPON AUTOTROL K.K.	A Japan Corporation
100%	AQUAMATIC, INC.	A Delaware Corporation
100%	MEMBREX, INC.	A Delaware Corporation
100%	MICRON SEPARATIONS, INC.	A New York Corporation
100%	MICRON SEPARATIONS INTERNATIONAL, INC.	A Virgin Islands Corp.
100%	ZYZATECH WATER SYSTEMS, INC.	A Washington Corporation